Filed by Washington Mutual, Inc. pursuant
                                     to Rule 425 under the Securities Act of
                                     1933 and deemed filed pursuant to Rule
                                     14a-12 of the Securities Exchange Act of
                                     1934.

                                     Subject company:  Bank United Corp.
                                     Commission File No:  0-21017

FOR IMMEDIATE RELEASE


           Washington Mutual to Acquire Bank United for $1.5 Billion; Combination to Create Leading Consumer Banking Platform in Texas

             Transaction Extends Washington Mutual's Position in the
                    Fast-Growing Texas Retail Banking Market


     SEATTLE, WA and HOUSTON, TX --August 21, 2000 -- In a move that will significantly expand its presence in Texas, Washington Mutual, Inc. (NYSE: WM) today announced that it has signed a definitive agreement to acquire Bank United Corp. (Nasdaq: BNKU) for approximately $1.5 billion. The transaction will create a $10.7 billion deposit banking operation in Texas and gives Washington Mutual top-tier market share in three of the four largest metropolitan markets in the state.

     Under the terms of the agreement, each share of Bank United common stock will be converted into 1.3 shares of Washington Mutual common stock. Based on Washington Mutual's closing stock price of $32 13/16 on Friday, August 18, 2000, the multiple paid is 11.6 times Bank United's trailing 12-month earnings (period ended June 30, 2000) and 1.67 times Bank United's book value as of June 30, 2000. The transaction, which will be accounted for as a purchase, is immediately accretive to cash earnings per share and is expected to be accretive to Washington Mutual on a reported earnings-per-share basis in 2002.

     "This transaction gives Washington Mutual the critical mass to capitalize on the outstanding growth potential of the Texas market," said Kerry Killinger, Washington Mutual's chairman, president and CEO.

     "It's a logical extension of our strategy to become the leading consumer bank in the nation's most attractive geographic markets. Bank United's strong market share and branch presence in Texas' leading metropolitan markets complements the strong positions we currently maintain in the Pacific Northwest, California and Florida."

     In connection with the transaction, Bank United shareholders will receive tradable contingent payment right certificates representing the right to receive the proceeds, if any, received by Bank United or Washington Mutual relating to the pending forbearance claim against the U.S. government, less related taxes and expenses. Bank United will establish a trust to manage that litigation and distribute the proceeds. Also, as part of the transaction, each share of Bank United's 8 percent corporate premium income equity securities will be converted into one share of a new series of Washington Mutual's premium income equity securities with substantially the same terms.

     With nearly 20 million consumers, the Texas economy is the third largest in the U.S. and its deposit market is the country's fourth largest. The Texas economy is growing at a rate of 4.6 percent, outpacing the economic growth of the U.S. as a whole.

     "Like Washington Mutual, Bank United has demonstrated that it can generate strong loan growth, as well as significantly increase fee income and checking accounts," Killinger said. "Bank United's success in diversifying its business over the past few years is highly complementary to our own strategy to re-mix the balance sheet with higher-yielding consumer, commercial and mortgage banking assets. This is a great fit."

     Killinger said that by combining Washington Mutual's solid balance sheet, broad array of products and delivery channels with Bank United's strong Texas retail franchise, "Washington Mutual will be able to deliver a premier retail banking alternative to individuals and small- to medium-sized businesses in Texas.

     "This transaction is a win-win for the shareholders of both companies and, with our long track record of successfully integrating substantially larger companies, we expect to complete this transaction seamlessly," Killinger added.

     In the first nine months of its current calendar year ending June 30, Bank United generated earnings of $98.3 million, or $2.77 per diluted share, up 17 percent from $78.2 million, or $2.37 per share in the prior year. With 155 branches, Bank United has approximately $8.8 billion in deposits, more than half of which are lower-cost transaction accounts. Bank United has built a particularly strong depository banking franchise with market shares of 3.49 percent in Dallas-Fort Worth and 8.16 percent in Houston.

     "We've successfully broken out of the traditional thrift mold and have become an increasingly important force in one of the leading consumer banking markets in the nation," said Bank United's President and CEO Barry C. Burkholder. "We are gratified that, as a result of this transaction, Bank United shareholders will not only realize the value we've created over the past four years, but will now also share in the long-term growth of one of the nation's leading financial institutions -- one that has a history of combining excellent returns and strong revenue growth with superior credit quality and a solid balance sheet.

     "We're also very pleased that this transaction will preserve the benefits of Bank United's interest in its forbearance lawsuit for our shareholders," he added.

     "Washington Mutual's business approaches, overall strategy and commitment to delivering shareholder value makes it an excellent partner for Bank United," said Lewis S. Ranieri, chairman of Bank United. "I believe that together, the combined companies will be in an even stronger position to deliver superior returns to shareholders over the long term."

     Burkholder added, "Our employees, customers and the communities we serve will all benefit. First, from Washington Mutual's ability to provide the broadest possible range of products and services to customers; and second, through Washington Mutual's long-standing commitment to the local communities in which it operates," Burkholder said. "Equally important, our employees will benefit from being part of a larger organization that is committed to employees and their professional development," he added.

     Cost savings as a result of the transaction are estimated to be approximately $87 million pre-tax in 2002 (fully phased in), or 30 percent of Bank United's current cost base. The majority of the cost savings are expected to come from the elimination of duplicate corporate and administrative expenses.

     The companies said that, while approximately 600-650 duplicative positions are expected to be eliminated as a result of the combination, normal attrition at Bank United, coupled with Washington Mutual's anticipated company wide growth and its customary practice of filling vacancies from within, means that fewer employees will be affected. As a result, most Bank United's employees will be offered jobs.

     The Boards of Directors of both companies have unanimously approved the transaction, which is anticipated to close in late 2000 or early 2001, subject to the approval of Bank United's shareholders and other customary closing conditions, including regulatory review. Bank United has agreed to pay a break-up amount of approximately $52 million to Washington Mutual if the transaction is terminated under certain circumstances. The break-up amount is payable either in cash or through an exercise of an option to purchase up to
19.9 percent of Bank United's common stock.

     Lehman Brothers acted as financial advisor to Washington Mutual. Goldman Sachs acted as financial advisor to Bank United.

     With a history dating back to 1889, Washington Mutual is a financial services company that provides a diversified line of products and services to consumers and small- to medium-sized businesses. At June 30, 2000, Washington Mutual and its subsidiaries had consolidated assets of $185.69 billion. Washington Mutual currently operates more than 2,000 consumer banking, mortgage lending, commercial banking, consumer finance and financial services offices throughout the nation.

     Bank United is the largest publicly traded depository institution headquartered in Texas. At June 30, 2000, Bank United operated a 155-branch community banking network in Texas, including 66 branches in the greater Houston area; 77 in the Dallas/Fort Worth area, five in Midland, four in Austin and three in San Antonio; operated 19 SBA lending offices in 13 states; is a national middle-market commercial bank with 23 regional offices in 16 states; originated mortgage loans through 11 wholesale offices in 11 states; operated a national mortgage servicing business serving approximately 312,000 customers.

FORWARD-LOOKING STATEMENTS:

     "This document contains forward-looking statements, which are not historical facts and pertain to future operating results. These forward-looking statements are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this document that are not historical facts. When used in this document, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended intended to identify forward-looking statements. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the results discussed in these forward-looking statements for the reasons, among others, discussed under the heading "Business-Risk Factors" in Washington Mutual's 1999 Annual Report on Form 10-K, which reasons include: the risk of the interest rate environment further compressing our margin and adversely affecting our net interest income; the risk of continued diversification of our assets and adverse changes to credit quality; competition from other financial services companies in all our markets; and the concentration of operations in California adversely affecting our operating results if the California economy or real estate market declines; the risk of our inability to integrate the operations of Bank United in an efficient manner and achieve the projected cost savings; and the risk of a slowdown in the Texas economy that would adversely affect credit quality and loan origination."

     With   respect  to  Bank   United,   reference   is  made  to  the  heading
"Forward-Looking Information" in their Annual Report on Form 10K for the year ended September 30, 1999.

                                    -------

     Washington Mutual will be filing a registration statement with the Securities and Exchange Commission (SEC) relating to the securities to be issued to Bank United shareholders in the acquisition. This registration statement will include a proxy statement for Bank United shareholders.

     SHAREHOLDERS OF BANK UNITED ARE URGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING THE
ACQUISITION. Shareholders may obtain a free copy of the proxy statement and other documents filed by Bank United when they become available on the SEC's website at www.sec.gov.

                                      # # #

         Note to editors: A conference call discussing the transaction will be held on Monday, August 21, 2000, at 10:00 a.m. EDT. The dial-in number is 800-314-7867. A replay will be available from approximately 2:00 p.m .EDT on August 21 until 9:00 p.m. EDT on August 28. The replay number is 888/203-1111, and the access code is 428450. A live audio webcast of the call is available online at www.wamu.com.

         Today's news release and additional transaction details are available on Washington Mutual's website, and, at no charge, through the company's News On Demand System at 800/329-6236. Washington Mutual's news releases may also be accessed on the Internet at http://www.businesswire.com/cnn/wm.shtml.


Media Contact:             Washington Mutual, Inc.            Bank United Corp.
                           Libby Hutchinson                   Vern Stockton
                           206/461-2484                       713/543-6920
                           800/228-9268

Investor Contacts:         Washington Mutual, Inc.            Bank United Corp.
                           JoAnn DeGrande                     Debbie Kemple
                           206/461-3186                       713/543-6926
                               or
                           Ruthanne King
                           206/461-6421

For Washington Mutual:     Abernathy MacGregor Group
                           Steve Bruce/Rhonda Barnat
                           212/371-5999

[Washington Mutual Logo]                                 [Bank United Corp Logo]

                         Washington Mutual / Bank United
                                   At-A-Glance

           (all dollar figures in thousands, except per share prices)

                                                                   As of June 30, 2000
                                                       -------------------------------------------
                                                       Washington Mutual           Bank United
                                                       -----------------        -----------------
Total Assets                                             $185,687,190               $18,197,572

Total Deposits                                             80,596,348                 8,819,413

Total Gross Loans                                         114,664,882                15,082,369

Nonperforming Assets                                          973,644                   127,531

Nonperforming Assets/Assets                                     0.52%                     0.70%

Stockholders' Equity/Assets                                     5.09% (1)                 4.66% (1)

Book Value Per Share                                           $16.43                    $25.49

Common Shares Outstanding                                 538,875,903 (2)            32,477,697 (3)

Closing Stock Price per Share                               $32 13/16                   $42 3/8
(August 18, 2000)

Market Capitalization                                  $17.29 billion (4)         $1.38 billion
(August 18, 2000)

Retail Branches                                                 1,046                       155

Loan Offices                                                      209                        11

Commercial Bank Offices                                            99                        42

Consumer Finance / Specialty Mortgage Offices                     592                        --

Total ATM Locations                                             1,479                       158

Consumer Banking Households Served                          4,800,000                   300,000

FTEs                                                           28,255                     2,622

(1) Exclusive of unrealized net loss on available-for-sale securities.
(2) As of July 31, 2000.
(3) As of August 9, 2000.
(4) Excluding 12,000,000 shares held in escrow.